CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$1,000,000,000	$55,800

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4956 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated September 29, 2009 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Fixed Rate Notes pursuant to the FDICs Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDICs regulations, 12 CFR Part 370, and at the FDICs website, www.fdic.gov/tlgp. The expiration date of the FDICs guarantee is the earlier of the maturity date of the debt or December 31, 2012.

Issuer:	General Electric Capital Corporation ("GE Capital")
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Ratings:	Aaa/AAA
Trade Date:	September 29, 2009
Settlement Date (Original Issue Date):	September 30, 2009
Maturity Date:	September 28, 2012
Principal Amount:	US $1,000,000,000
Price to Public (Issue Price):	100.33%
Agents Commission:	0.15%
Accrued Interest:	US $111,111.11
All-in Price:	100.18%
Net Proceeds to Issuer:	US $1,001,911,111.11
Ranking:	Senior
Treasury Benchmark:	1.375% due September 15, 2012
Treasury Yield:	1.486%
Spread to Treasury Benchmark (Plus or Minus):	Plus 0.40%
Reoffer Yield:	1.886%
Interest Rate Per Annum:	2.000%

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Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2009
Registration Statement No. 333-156929

Interest Payment Dates:	Semi-annually on the 28th of each March and September, commencing March 28, 2010 and ending on the Maturity Date
Day Count Convention:	30/360, Following unadjusted
Business Day Convention:	New York
Denominations:	Minimum of $2,000 with increments of $1,000 thereafter
CUSIP:	36967HBB2
ISIN:	US36967HBB24
Common Code:	044281848
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Risk Factors

Investing in the Notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q for the period ending March 31, 2009 and our Annual Report on Form 10-K both filed with the Securities and Exchange Commission.

Information Relating to the FDIC Guarantee

Investors should be aware that the FDIC Guarantee (as defined in the prospectus supplement) is made pursuant to the FDICs regulations, 12 C.F.R. Part 370, as specified at the FDICs website, www.fdic.gov/tlgp. On March 17, 2009, the FDIC adopted an interim rule that extends the debt guarantee component of the Temporary Liquidity Guarantee Program to December 31, 2012 for debt issued on or after April 1, 2009. In addition, the interim rule extends to October 31, 2009 the date through which FDIC Guaranteed Notes (as defined in the prospectus supplement) may be issued. For purposes of debt issued under this pricing supplement, all references in the prospectus supplement to the expiration date of the FDIC Guarantee hereby are amended to refer to December 31, 2012 and all references to the date through which FDIC Guaranteed Notes may be issued hereby are amended to refer to October 31, 2009.

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Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2009
Registration Statement No. 333-156929

The regulations governing the FDIC Guarantee may be subject to interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee would apply to the Notes. The FDIC Guarantee is subject to additional risks as described in the prospectus supplement under "Risk Factors, Risks Relating to the FDIC Guarantee". See "FDIC Guarantee under the Temporary Liquidity Guarantee Program".

Plan of Distribution

The Notes are being purchased by the underwriters listed below, as principal, at 100.33% of the aggregate principal amount less an underwriting discount equal to 0.15% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

Institution Book Runner:	Commitment
Morgan Stanley & Co. Incorporated	$650,000,000

Co-Managers:
Barclays Capital Inc.	$100,000,000
Citigroup Global Markets Inc.	$100,000,000
J.P. Morgan Securities Inc.	$100,000,000
Blaylock Robert Van, LLC	$10,000,000
CastleOak Securities, L.P.	$10,000,000
Samuel Ramirez & Co., Inc.	$10,000,000
Utendahl Capital Group, LLC	$10,000,000
The Williams Capital Group, L.P.	$10,000,000

Total	$1,000,000,000

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Morgan Stanley & Co. Incorporated will assume the risk of any unsold allotment of Notes that would otherwise be purchased by Utendahl Capital Group, LLC.

Additional Information

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issue of the US$650,000,000, US$1,000,000,000 and US$1,000,000,000 principal amount of Fixed Rate Notes due September 28, 2012 as described in the Issuers pricing supplements numbers 4940, 4947 and 4953 dated July 22, 2009, September 1, 2009 and September 22, 2009, respectively.

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Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2009
Registration Statement No. 333-156929

General

At quarter ended June 30, 2009, we had outstanding indebtedness totaling $489.096 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2009, excluding subordinated notes and debentures payable after one year, was equal to $488.087 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed

Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Six Months Ended
2004	2005	2006	2007	2008	June 30, 2009
1.82	1.66	1.63	1.56	1.24	0.94

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.94:1 in the first six months of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of June 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $606 million.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS PROSPECTUS.